As filed with the Securities and Exchange Commission on December 3, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

METABASIS THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share,

With an Exercise Price Equal to or Greater Than $1.50 Per Share

(Title of Class of Securities)

59101M105

(CUSIP Number of Class of Securities (Underlying Common Stock))

Paul K. Laikind, Ph.D.

President, Chief Executive Officer and Interim Chief Financial Officer

Metabasis Therapeutics, Inc.

11119 North Torrey Pines Road

La Jolla, California 92037

(858) 587-2770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not applicable	Not applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached is an electronic mail communication from Paul K. Laikind, Ph.D., President, Chief Executive Officer and Interim Chief Financial Officer of Metabasis Therapeutics, Inc. (“Metabasis”), sent on December 2, 2008 to employees of Metabasis and members of its Scientific Advisory Board (the “Preliminary Communication”) regarding a proposed stock option exchange program pursuant to which Metabasis would offer to exchange, at the election of the applicable eligible participant, certain stock options granted under the Metabasis 2001 Amended and Restated Equity Incentive Plan, as amended (the “Option Exchange Program”).  Metabasis intends to commence the Option Exchange Program on December 8, 2008 and hold the Option Exchange Program open for participation through January 7, 2009.  The Preliminary Communication does not constitute an offer to holders of our outstanding stock options to exchange those options.

WE HAVE NOT COMMENCED THE OPTION EXCHANGE PROGRAM THAT IS REFERRED TO IN THIS COMMUNICATION. AT THE TIME THE OPTION EXCHANGE PROGRAM HAS COMMENCED, METABASIS WILL PROVIDE OPTION HOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM WITH WRITTEN MATERIALS EXPLAINING THE PRECISE TERMS AND TIMING OF THE OPTION EXCHANGE PROGRAM, FREE OF CHARGE. PERSONS WHO ARE ELIGIBLE TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM SHOULD READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OPTION EXCHANGE PROGRAM.  UPON THE COMMENCEMENT OF THE OPTION EXCHANGE PROGRAM, WE WILL ALSO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A COMPLETED SCHEDULE T/O AND RELATED EXHIBITS AND DOCUMENTS, INCLUDING THE OFFER TO EXCHANGE. THE SCHEDULE T/O AND RELATED EXHIBITS AND DOCUMENTS WILL BE AVAILABLE WITHOUT CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV.

ITEMS 1-11, 13.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	Communication to employees and Scientific Advisory Board members, dated December 2, 2008, from Paul K. Laikind, Ph.D.